SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  ______________________________________________

FORM 11-K

______________________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number: 001-11713

______________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RETIREMENT PLAN FOR OCEANFIRST BANK

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
OceanFirst Financial Corp.
110 West Front Street, Red Bank, New Jersey 07701

REQUIRED INFORMATION
Financial Statements. Listed below are all financial statements and schedules filed as a part of the annual report:

(a)Audited Statements of Net Assets Available for Plan Benefits as of December 31, 2021 and December 31, 2020 and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended and the Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year).
Exhibits
The following exhibits are filed as part of this report.

23.1	Consent of Mazars USA LLP

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 16, 2022	Retirement Plan for OceanFirst Bank

		By:	/s/ Lauren Bell
Lauren Bell
Plan Administrator

RETIREMENT PLAN FOR OCEANFIRST BANK
Financial Statements and Schedule
December 31, 2021 and 2020
(With Report of Independent Registered
Public Accounting Firm Thereon)

RETIREMENT PLAN FOR OCEANFIRST BANK
December 31, 2021 and 2020

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Retirement Plan Administrative Committee of
OceanFirst Bank

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Retirement Plan for OceanFirst Bank (the “Plan”) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information contained in the Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mazars USA LLP

We have served as the Plan’s auditor since 2015.

Edison, NJ
June 16, 2022

RETIREMENT PLAN FOR OCEANFIRST BANK
Statements of Net Assets
Available for Plan Benefits

	December 31, 2021	December 31, 2020
Assets:
Investments, at fair value:
Insurance company pooled separate accounts	$5,392,213	$4,396,175
Collective trust funds	3,926,909	3,135,084
Mutual funds	86,976,445	69,223,031
OceanFirst Financial Corp. common stock fund	7,997,831	6,556,943
Total investments at fair value	104,293,398	83,311,233
Notes receivable from participants	1,490,968	1,423,751
Accrued interest receivable	1,375	844
Net assets available for plan benefits	$105,785,741	$84,735,828
See accompanying notes to financial statements.

RETIREMENT PLAN FOR OCEANFIRST BANK
Statements of Changes in Net Assets
Available for Plan Benefits

	For the Year Ended December 31,
	2021	2020
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$12,524,604	$7,312,154
Interest	162	11,547
Dividends	1,095,415	1,012,750
Total investment income	13,620,181	8,336,451
Interest income on notes receivable	73,386	72,907
Contributions:
Employer contributions	2,034,245	1,787,328
Employee contributions	5,698,758	4,920,782
Employee rollover contributions	2,320,907	349,908
Total contributions	10,053,910	7,058,018
Total additions to net assets	23,747,477	15,467,376
Deductions from net assets attributed to:
Benefits to participants	9,823,863	10,463,265
Deemed distributions	14,391	—
Expenses	213,777	127,674
Total deductions	10,052,031	10,590,939
Net increase before transfers	13,695,446	4,876,437
Transfer from acquired plans	7,354,467	10,277,433
Net assets available for plan benefits at beginning of year	84,735,828	69,581,958
Net assets available for plan benefits at end of year	$105,785,741	$84,735,828
See accompanying notes to financial statements.

RETIREMENT PLAN FOR OCEANFIRST BANK
Notes to Financial Statements

(1)Plan Description
The Retirement Plan for OceanFirst Bank (“the Plan”) is a voluntary, participant-directed defined contribution plan sponsored by OceanFirst Bank N.A. (“OceanFirst” or “the Bank”) for employees of the Bank. The Bank is also the Plan Administrator.
(a)General
The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan which became effective on September 1, 1988. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
(b)Mergers
On January 31, 2019, OceanFirst Financial Corp. acquired Capital Bank of New Jersey (“Capital Bank”) which was then merged with OceanFirst Bank N.A. Effective January 1, 2020, the Capital Bank 401(k) Plan (the “Capital Plan”) was merged into the Plan. All participants of the Capital Plan became participants of the Plan and all assets, liabilities and participant account balances of the Capital Plan were transferred to the Plan on January 2, 2020, the first business day after January 1, 2020. The net assets transferred into the Plan totaled approximately, $1.7 million. Certain protected benefits under the Capital Plan remain in place including: employees currently eligible to receive employer contributions in the Capital Plan will continue to be eligible to receive contributions; the Employer Matching Frozen Contribution in the Capital Plan will continue to remain 100% vested and be available for withdrawal at age 59 1/2; and Rollover Contributions in the Capital Plan will continue to be available for in-service withdrawal at any time.
On January 1, 2020, OceanFirst Financial Corp. acquired Two River Bancorp. (“Two River”) which was then merged with OceanFirst Bank N.A. Effective July 1, 2020, the Two River Community Bank 401(k) Plan (the “Two River Plan”) was merged into the Plan. All participants of the Two River Plan became participants of the Plan and all assets, liabilities and participant account balances of the Two River Plan were transferred to the Plan on July 1, 2020. The net assets transferred into the Plan totaled approximately, $8.6 million. Certain protected benefits under the Two River Plan remain in place including: employees currently eligible to receive employer contributions in the Two River Plan will continue to be eligible to receive contributions; all accrued assets under the Two River Plan will continue to remain 100% vested and be available for withdrawal at age 59 1/2; and Rollover Contributions in the Two River Plan will continue to be available for in-service withdrawal at any time.
On January 1, 2020, OceanFirst Financial Corp. acquired Country Bank Holding Company, Inc. (“Country Bank”) which was then merged with OceanFirst Bank N.A. Effective January 1, 2021, the Country Bank 401(k) Plan (the “Country Bank Plan”) was merged into the Plan. All participants of the Country Bank Plan became participants of the Plan and all assets, liabilities and participant account balances of the Country Bank Plan were transferred to the Plan on January 1, 2021. The net assets transferred into the Plan totaled approximately, $7.4 million. Certain protected benefits under the Country Bank Plan remain in place including: employees currently eligible to receive employer contributions in the Country Bank Plan will continue to be eligible to receive contributions; employer matching and non-elective contributions under the Country Bank Plan will continue to be subject to a 5-year graded vesting schedule and be available for withdrawal at age 59 1/2; and Rollover Contributions in the Country Bank Plan will continue to be available for in-service withdrawal at any time.
Employees of OceanFirst who have attained the age of 21 and are expected to work 1,000 hours in the 12-month period following the employee’s employment date may join the Plan after completing three months of service, as defined.
(c) COVID-19
In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. The COVID-19 pandemic has led to increased volatility in financial markets. The extent to which such increased volatility will impact the value of the Plan’s assets will depend on future developments that are uncertain and cannot be predicted.
On March 27, 2020, the “Coronavirus Aid, Relief, and Economic Security (CARES) Act” was signed into law. The CARES Act included several relief provisions that were available to the Plan and its participants, and these provisions concluded as of December 30, 2020. The Plan’s management evaluated the relief provisions that were available to plan participants under the CARES Act and has implemented the following provisions:
•Special coronavirus distributions up to $100,000

RETIREMENT PLAN FOR OCEANFIRST BANK
Notes to Financial Statements (continued)

•Increase the available loan amount to the lesser of $100,000 or 100% of the participant’s vested account balance
•Extend the period for loan repayments, if applicable, up to one year
The Setting Every Community Up for Retirement Enhancement (SECURE) Act and the CARES Act provided transition relief for plan administrators and payors in making required minimum contributions in 2020. As of December 31, 2020, there were approximately $386,000 of special coronavirus distributions and approximately $12,000 of coronavirus loans.
(d)Employee Contribution
Participants may contribute, as pre-tax and/or Roth contributions, from 1% to 100% of earnings (as defined), subject to Internal Revenue Service limitations of $19,500 in 2021 and 2020 per participant plus an additional $6,500 in 2021 and 2020 for participants over 50 years of age. A participant may direct their contributions among the Plan investments in any manner they desire. Employees are automatically enrolled in the Plan upon meeting the eligibility requirements. Unless otherwise elected, the initial contribution is 3% of pre-tax earnings, increasing by 1% annually until a cap of 6% is reached. Unless otherwise elected, these contributions are invested in an American Funds Retirement Target Fund based on the year the employee turns 65.
(e)Employer Contributions
The Bank provides a matching contribution to participants equal to 100% of the first 1% of employee contributions and 50% on the next 5% of employee contributions. There were no non-elective contributions made by the Bank for the years ended December 31, 2021 and 2020.
(f)Vesting
The employer matching contribution is fully vested after two years of service (a year of service is defined as 1,000 hours worked during a consecutive 12-month period starting from the participant’s date of hire or the anniversary of that date). Participant’s contributions are fully vested at all times. The non-elective contributions are on a graded vesting schedule and are fully vested after 6 years of service.
(g)Forfeitures
At December 31, 2021 and 2020, forfeited non-vested accounts totaled $10,036 and $19,233, respectively. These accounts will be used to pay future Plan expenses or reduce employer contributions. During the year ended December 31, 2021, forfeited non-vested amounts totaled $19,846 and earnings on the forfeiture account totaled $291. Total forfeitures used to pay administrative expenses totaled $29,363.
(h)Notes Receivable from Participants
Participants may borrow up to 50% of the value of their vested account balance in the Plan, subject to certain limitations defined in the Plan. Loans must be repaid with interest over a term not to exceed five years, except for a loan for a principal residence which may be repaid over a longer period of time, as established by the Plan. Notes receivable are recorded at their outstanding principal balance plus accrued interest. The interest rate charged on the loan is generally set at the current prime rate plus 1%. At December 31, 2021, and 2020 the notes receivable carried interest rates of 4.25% to 6.50% with maturities through September 2030.
(i)Benefit Payments/Withdrawal
Participants are entitled to receive their vested account balance in a lump sum upon separation from service for any reason, including disability and death. The benefit to which a participant is entitled is the vested benefit that can be provided from a participant’s account. Benefits are recorded when paid.
Participants may request the withdrawal of any vested amount from their account for financial hardship, as defined, subject to written approval from Transamerica Retirement Solutions Corporation (“Transamerica”), the Plan’s service provider and record keeper.

RETIREMENT PLAN FOR OCEANFIRST BANK
Notes to Financial Statements (continued)

(j)Participant Accounts
A participant’s account is credited with their employee contributions and employer contributions, plus any accumulated investment earnings or losses on those contributions.
(k)Excess Contributions
Excess contributions above plan limits are refunded to participants. There were no excess contributions for the years ended December 31, 2021 and 2020.
(2)Summary of Significant Accounting Policies
(a)Basis of Presentation
The accompanying financial statements of the Plan have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets.
(b)Investments
Under the terms of an agreement between Transamerica and OceanFirst, Transamerica maintains separate pooled accounts into which certain of the contributions made by OceanFirst on behalf of its employees and contributions made by OceanFirst employees are invested.
Other contributions may be made directly to trust funds managed by State Street Bank and Trust Company or to various mutual funds. Additionally, OceanFirst has appointed State Street Bank and Trust Company as custodian for the OceanFirst Financial Corp. Common Stock Fund. Investments are stated at fair value. Interest income is recognized in the period earned. Dividend income is recorded on the ex-dividend date. Purchases and sales are recorded on a trade date basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Under the terms of the agreement with Transamerica, the Plan entered into a pooled separate account group annuity contract (“Anchor Account”) issued by New York Life Insurance Company (“New York Life”). Transamerica maintains the contributions to the Anchor Account in a general account which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The Anchor Account invests in a diversified portfolio of high-quality, fixed-income securities which is represented by contributions plus a fixed rate of interest, less distributions from and administrative expenses of the contract. New York Life is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The Anchor Account is stated at contract value and there are no reserves against contract value for credit risk of the contract issuer or otherwise. There are no additional restrictions that would limit the ability of the Plan to transact at contract value with the issuer. Management believes there are no events and circumstances that would allow the issuer to terminate the pooled separate account group annuity contract with the Plan and settle at an amount different from contract value.
(c)Risks and Uncertainties
The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments are subject to risk conditions of the individual fund objectives, stock market, interest rates, economic conditions, and world affairs. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.
(d)Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

RETIREMENT PLAN FOR OCEANFIRST BANK
Notes to Financial Statements (continued)

(e)Party-in-Interest Transactions
Certain Plan investments are managed by Transamerica Financial Life Insurance Co., an affiliate of Transamerica and by State Street Bank and Trust. Transamerica is the trustee as defined by the Plan and State Street Bank and Trust is the custodian for the OceanFirst Financial Corp. Common Stock Fund and, therefore, these transactions qualify as party-in-interest transactions.
(f)Recent Accounting Pronouncements
None noted
(3)Investment Options
Under the terms of the agreement between Transamerica and OceanFirst, Transamerica is authorized to execute and enter into any and all agreements for the purpose of effecting the Plan. All monies contributed to the Plan are invested in either the OceanFirst Financial Corp. Common Stock Fund, pooled separate accounts, collective trust funds or mutual funds in accordance with employee investment elections.
(4)    Plan Termination
OceanFirst expects to continue the Plan indefinitely, but reserves the right to amend or terminate the Plan at any time. In the event of dissolution of the Plan, the accounts shall be revalued as if the termination date were a valuation date, the participant account balance will become fully vested and the participant account balances shall be distributed.
(5)Federal Income Taxes
The sponsor of the prototype plan received a favorable tax determination letter from the Internal Revenue Service dated March 31, 2014 indicating that the prototype plan qualifies under the provisions of Section 401 of the Internal Revenue Code and the related trust is exempt from Federal income taxes under Section 501(a) of the Internal Revenue Code. In the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and are qualified under the applicable provisions of the Internal Revenue Code.
U.S. GAAP requires the plan administrator to evaluate tax positions taken or expected to be taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the Internal Revenue Service; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2017.
(6)Plan Expenses
Costs of services rendered on behalf of the Plan are either paid using forfeitures or by OceanFirst except for participant transaction charges which are paid by the participant. Additionally, OceanFirst provides, without charge, personnel and office facilities for the administration of the Plan. Expenses incurred by the funds, including investment management fees paid to the advisor of those funds, are paid through the funds themselves and are reflected in the net asset value of the funds and included in net appreciation in fair value of investments.
(7)    Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or the most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.
The use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach are required. The market approach uses prices and other relevant information generated by market

RETIREMENT PLAN FOR OCEANFIRST BANK
Notes to Financial Statements (continued)

transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement costs). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, a fair value hierarchy has been established for valuation inputs that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. Movements within the fair value hierarchy are recognized at the end of the applicable reporting period. There were no changes in fair value methodologies used at December 31, 2021 and 2020 and no transfers between the levels of the fair value hierarchy for the years ended December 31, 2021 or 2020. The fair value hierarchy is as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has to access at the measurement date.
Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (for example, interest rates, volatilities, prepayment speeds, loss severities, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlations or other means.
Level 3 – Significant unobservable inputs that reflect an entity’s own assumptions that market participants would use in pricing the assets or liabilities.
A description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is as follows:
In general, fair value is based upon unadjusted quoted prices, where available. If such quoted prices are not available, fair value is based upon models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. While management believes the Plan’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Collective Trust Fund – The investments are valued at a daily calculated Net Asset Value based on the fair value of the underlying investments.
Insurance Company Pooled Separate Accounts – The investment is valued at a daily calculated unit value based on the fair value of the underlying investments.
Mutual Funds – The investment is valued based on unadjusted quoted prices through the National Securities Clearing Corporation.
OceanFirst Financial Corp. Common Stock Fund – The fair value of OceanFirst Financial Corp. Common Stock Fund is based on the year end closing price of OceanFirst Financial Corp. common stock and monies held in the State Street Bank and Trust money market fund used to meet daily liquidity needs. The common stock is valued based on the unadjusted quoted market price of shares trading in active markets at year end. The OceanFirst Financial Corp. Common Stock Fund is tracked on a unitized basis, which allows for daily settling of trades by participants.
Fair value estimates are made at a point in time, based on relevant market data as well as the best information available about the security. Illiquid credit markets have resulted in inactive markets for certain securities. As a result, there may be limited observable market data for these assets. Fair value estimates for securities for which limited observable market data is available are based on judgments regarding current economic conditions, liquidity discounts, credit and interest rate risks, and other factors. These estimates involve significant uncertainties and judgments and cannot be determined with precision. As a result, such calculated fair value estimates may not be realizable in a current sale or immediate settlement of the security.

RETIREMENT PLAN FOR OCEANFIRST BANK
Notes to Financial Statements (continued)

The following tables summarize financial assets measured at fair value on a recurring basis as of December 31, 2021 and 2020 segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
December 31, 2021
Mutual funds	$86,976,445	$—	$—	$86,976,445
OceanFirst Financial Corp. common stock fund:
OceanFirst Financial Corp. common stock	7,829,010	—	—	7,829,010
Money market fund	168,821	—	—	168,821
Total investments in the fair value hierarchy	94,974,276	—	—	94,974,276
Insurance company pooled separate accounts (1)	—	—	—	5,392,213
Collective trust funds – target dated (1)	—	—	—	3,926,909
Total investments at fair value	$94,974,276	$—	$—	$104,293,398
December 31, 2020
Mutual funds	$69,223,031	$—	$—	$69,223,031
OceanFirst Financial Corp. common stock fund:
OceanFirst Financial Corp. common stock	6,401,466	—	—	6,401,466
Money market fund	155,477	—	—	155,477
Total investments in the fair value hierarchy	75,779,974	—	—	75,779,974
Insurance company pooled separate accounts (1)	—	—	—	4,396,175
Collective trust funds – target dated (1)	—	—	—	3,135,084
Total investments at fair value	$75,779,974	$—	$—	$83,311,233
(1) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) as a practical expedient to fair value have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.
(8)    Subsequent Events
Management evaluated subsequent events for the Plan through June 16, 2022, the date the financial statements were available to be issued and there were no events to be reported.

RETIREMENT PLAN FOR OCEANFIRST BANK
Schedule H Line 4(i) – EIN #21-0607451
Schedule of Assets (Held at End of Year)
December 31, 2021

Identity of Issuer	Description of Investments	Number of Units		Current Value
New York Life	New York Life Anchor	5,317,733		$5,392,213
Insurance company pooled separate accounts total				5,392,213
Columbia	Columbia Trust Dividend Income	234,863		3,926,909
Collective trust funds total				3,926,909
American Beacon	American Beacon Small Cap	1,542		44,231
American Century	Emerging Markets Fund	1,752		24,920
American Funds	2010 Target Date Retirement Fund	56,182		694,977
American Funds	2015 Target Date Retirement Fund	150,310		1,969,063
American Funds	2020 Target Date Retirement Fund	325,853		4,666,220
American Funds	2025 Target Date Retirement Fund	854,958		13,824,666
American Funds	2030 Target Date Retirement Fund	656,021		11,723,098
American Funds	2035 Target Date Retirement Fund	554,545		10,880,170
American Funds	2040 Target Date Retirement Fund	294,235		6,096,554
American Funds	2045 Target Date Retirement Fund	285,373		6,089,868
American Funds	2050 Target Date Retirement Fund	146,192		3,083,195
American Funds	2055 Target Date Retirement Fund	77,846		2,069,922
American Funds	2060 Target Date Retirement Fund	65,970		1,179,560
American Funds	American Funds EuroPacific Growth	434		28,092
Cohen & Steers	Cohen & Steers Real Estate Securities	8,713		192,305
Dimensional	DFA Inflation Protected Securities	61,834		823,010
Fidelity	Fidelity 500 Index	20,462		3,382,794
Fidelity	Fidelity International Index	60,017		2,958,260
Fidelity	Fidelity Mid Cap Index	10,870		347,742
Fidelity	Fidelity Small Cap Index	104,037		2,867,255
Fidelity	Fidelity US Bond Index	18,426		220,747
Invesco	Invesco Disciplined Equity	169,016		5,232,740
Janus	Janus Henderson Triton	3,882		134,461
JPMorgan	Large Cap Growth Fund	88,517		5,739,441
MFS	MFS Mid Cap	38,458		1,247,188
Pioneer	Pioneer Select Mid-Cap Growth	2,326		127,370
Prudential	Prudential High-Yield	14,505		79,631
Prudential	Prudential Total Return Bond	86,195		1,248,965
Mutual funds total				86,976,445
*OceanFirst Financial Corp.	Common Stock Fund:
	OceanFirst Financial Corp. Common Stock			7,829,010
	Money Market Fund			168,821
		98,372		7,997,831
*Notes receivable from participants	Notes receivable with maturities through September 2030 and with interest rates from 4.25% to 6.50%	—	**	1,490,968
Total plan assets				$105,784,366
* A party-in-interest as defined by ERISA.
** Cost information is not required for participant-directed investments and loans, and therefore it is not included.
See accompanying report of independent registered public accounting firm.